Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136748

eMagin Corporation

41,088,445 SHARES OF
COMMON STOCK

This prospectus fulfills our obligation to register shares within the time period specified in the related Note Purchase Agreements. This prospectus relates to the future resale by the selling stockholders of up 41,088,445 shares of our common stock, including up to 23,038,454 shares issuable upon conversion of our 6% senior secured convertible notes, and up to 18,049,991 issuable upon exercise of common stock purchase warrants that were sold in the July 2006 private placement of 6% senior secured convertible notes and common stock purchase warrants.

We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock by the selling stockholders will go to the selling stockholders. However, we will receive the exercise price upon exercise of the warrants by the selling stockholders, if such warrants are exercised on a cash basis. Such proceeds, if any, will be used by us for working capital or general business purposes.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and is listed on the American Stock Exchange under the symbol "EMA". The last reported sales price per share of our common stock as reported by the American Stock Exchange on August 17, 2006, was $0.27 per share.

The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 6 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling stockholders are offering these shares of common stock and may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, of the shares of common stock, which they are offering. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that may be determined by the then prevailing market price, at prices above or below the then prevailing market price, or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 30, 2006

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of eMagin Corporation, filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, that require us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street N.E. Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street N.E. Washington, D.C. 20549 at prescribed rates. The public could obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to 'incorporate by reference' the information contained in documents that we file with them into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders sell all of our common stock registered under this prospectus.

• our annual report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC on April 17, 2006;

• our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006 filed with the SEC on May 15, 2006 and August 14, 2006, respectively;

• our current reports on Form 8-K filed on August 18, 2006, August 14, 2006, August 11, 2006, July 25, 2006, June 21, 2006, May 15, 2006, March 28, 2006, February 1, 2006, and January 27, 2006; and

• the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A, dated March 16, 2000.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at eMagin Corporation, 10500 N.E. 8th Street, Suite 1400, Bellevue, WA 98004, Telephone: (425) 749-3600.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled "Risk Factors" before deciding to invest in our common stock. eMagin Corporation is referred to throughout this prospectus as "eMagin," "we" or "us."

eMagin Corporation

We design, develop, manufacture, and market virtual imaging products which utilize OLEDs, or organic light emitting diodes, OLED-on-silicon microdisplays and related information technology solutions. We integrate OLED technology with silicon chips to produce high-resolution microdisplays smaller than one-inch diagonally which, when viewed through a magnifier, create virtual images that appear comparable in size to that of a computer monitor or a large-screen television. Our products enable our original equipment manufacturer, or OEM, customers to develop and market improved or new electronic products. We believe that virtual imaging will become an important way for increasingly mobile people to have quick access to high-resolution data, work, and experience new more immersive forms of communications and entertainment.

Our first commercial product, the SVGA+ (Super Video Graphics Array of 800x600 plus 52 added columns of data) OLED microdisplay, was initially offered for sampling in 2001, and our first SVGA-3D (Super Video Graphics Array plus built-in stereovision capability) OLED microdisplay was shipped in early 2002. We are in the process of completing development of 2 additional OLED microdisplays, namely the SVGA 3DS (SVGA 3D shrink, a smaller format SVGA display with a new cell architecture with embedded features) and an SXGA (1280 x 1024).

In January 2005, we announced the world's first personal display system to combine OLED technology with head-tracking and 3D stereovision, the Z800 3DVisor(tm), which was first shipped in mid-2005. This product received a CES Design and Innovations Award for the electronic gaming category and also received the coveted Best of Innovation Awards for the entire display category. The product was also recognized as a Digital Living Class of 2005 Innovators.

We license our core OLED technology from Eastman Kodak and we have developed our own technology to create high performance OLED-on-silicon microdisplays and related optical systems. We believe our technology licensing agreement with Eastman Kodak, coupled with our own intellectual property portfolio, gives us a leadership position in OLED and OLED-on-silicon microdisplay technology. We believe we are the only company to sell full-color active matrix small molecule OLED-on-silicon microdisplays.

July 2006 Note Purchase Agreements

On July 21, 2006, we entered into several Note Purchase Agreements (the “Purchase Agreements”) to sell to certain qualified institutional buyers and accredited investors up to $5,970,000 in principal amount 6% Senior Secured Convertible Notes Due 2007-2008, together with warrants to purchase 16,073,067 shares of our common stock, par value $0.001 per share. In addition, $20,000 of fees due to our investment banker was paid through participation in the notes transaction and convertible into 76,923 common shares with warrants to purchase 53,846 shares of our common stock.

50% of the aggregate principle amount of each Note matures 1 year after the date of issuance and the remaining 50% matures 18 months after the date of issuance. The Notes pay 6% interest quarterly, commencing on September 1, 2006, and are convertible into shares of common stock at a conversion price equal to $0.26 per share (the “Conversion Price”). In addition, we have the right to redeem all of the outstanding principal and accrued and unpaid interest due under the Notes upon certain conditions, including, but not limited to, that no event of default has occurred or is continuing and that there is an effective registration statement registering the shares underlying the Notes and the Warrants.

The Warrants are exercisable into shares of our common stock until July 21, 2011 at an exercise price of $0.36 per share (the “Exercise Price”). The investors may exercise the Warrants on a cashless basis beginning one year after the date of issuance if the shares of common stock underlying the Warrants are not then registered pursuant to an effective registration statement or if an event of default, as defined in the Notes, has occurred and is continuing.

The Conversion Price and the Exercise Price are subject to adjustment for certain events, including the payment of dividends, distributions or split of our common stock, or in the event of our consolidation, merger or reorganization. In addition, the Conversion Price and the Exercise Price are also subject to adjustment in the event that our Chief Executive Officer, Chief Financial Officer or Chief Strategy Officer sells, transfers or disposes of shares of common stock or securities convertible into our common stock, other than 50,000 shares of common stock in any fiscal quarter which our Chief Financial Officer is permitted to sell on or after January 1, 2007. In such event the Conversion and Exercise Prices shall be reduced, if applicable, to a price equal to the average of the daily volume weighted average prices for each of the three trading days following the date such sale, transfer or disposition is reported, or required to be reported, on a Form 4 filing with the Securities and Exchange Commission (the “Commission”); provided, that, if such an adjustment would require us to seek stockholder approval of the transactions in accordance with Rule 713 of the American Stock Exchange Company Guide,  then such adjustment shall not reduce the Conversion Price or Exercise Price to a price lower than the Conversion Price until such time as stockholder approval is obtained.

Our obligations under the Purchase Agreements and the Notes are secured by substantially all of our assets, and the assets of our wholly owned subsidiary, Virtual Vision, Inc., pursuant to a Pledge and Security Agreement and a Patent and Trademark Security Agreement, each dated as of July 21, 2006. In addition, we entered into a Lockbox Agreement in favor of the investors which provides that, in the event of a default of our obligations under the definitive agreements, we shall direct our accounts and contract debtors to pay funds owed to us to an interest bearing account to be held on behalf of the investors, and to be paid to the investors as set forth therein.

Under the Purchase Agreements, we are obligated to file a registration statement with the Commission registering the common stock issuable upon conversion of the Notes and exercise of the Warrants. We are obligated to use our best efforts to cause the registration statement to be filed no later than 30 days after the closing date and to insure that the registration statement remains in effect until all of the shares of common stock issuable upon conversion of the Notes and exercise of the Warrants have been sold. In the event of a default of our registration obligations under the Purchase Agreements, including our agreement to file the registration statement with the Commission no later than 30 days after the closing date, or if the registration statement is not declared effective within 90 days after the closing date (120 days if the registration statement is reviewed by the Commission), we are required to pay to the investors, as partial liquidated damages, for each month that the registration statement has not been filed or declared effective, as the case may be, a cash amount equal to 1% of the liquidated value of the Notes.

In addition, to further strengthen our management team we intend to add two new directors recommended by the new investors and to recruit additional senior management. Further, we agreed to form a management committee to oversee our business, with one member to be recommended by the investors. Our Chief Executive Officer and Chief Strategy Officer have agreed to defer 10% of their compensation until such time as we realize an EBITDA positive quarter or until the occurrence of certain other events. In addition, no later than 90 days after the closing date, we agreed to hold a meeting of our stockholders to seek the requisite vote to approve the private placement as well as a reverse stock split of our outstanding shares of common stock at a ratio of not less than one for each ten shares of common stock.

Paul Cronson, a Director, John Atherly, Chief Financial Officer, and Olivier Prache, Senior Vice President of Display Manufacturing and Development Operations of our company participated in the private placement through the purchase of an aggregate of $270,000 in principal amount of Notes, together with Warrants to purchase an aggregate of 726,921 shares of common stock, each on the same terms and conditions as the other investors.

In addition to the foregoing, on the same date, we entered into an additional Note Purchase Agreement with Stillwater LLC which provides for the purchase and sale of an additional Note in the principal amount of up to $500,000 (the “Stillwater Note”), together with a warrant (the “Stillwater Warrant”) to purchase 70% of the number of shares issuable upon conversion of the Stillwater Note, at our sole discretion by delivery of a notice to Stillwater on December 14, 2006 for the completion of the purchase and sale to occur on December 29, 2006 (the "Closing Date"). Our ability to require Stillwater to purchase and pay for the Stillwater Note and Stillwater Warrant shall be reduced by the sum of (i) the additional financing raised by us prior to the Closing Date, and (ii) the aggregate exercise price paid by Stillwater to us upon exercise of all or a portion of any of our common stock purchase warrants owned by Stillwater prior to the Closing Date, including a warrant to purchase 1,923,077 shares of our common stock which we issued to Stillwater on July 21, 2006 (the “July Warrant”) on similar terms and conditions as the Warrants set forth above, with an exercise price of $0.26. We are registering the shares of common stock underlying the July Warrant in this prospectus. The conversion price of the Stillwater Note shall be equal to 100% of the market price of the common stock on December 13, 2006 and the exercise price of the Stillwater Warrant will be equal to 100% of the market price of the common stock on December 13, 2006, plus $0.10. Further, we are obligated to use our best efforts to register the shares underlying the Stillwater Note, and the Stillwater Warrant no later than 90 days after the Closing Date. In the event of a default of our registration obligations, including our agreement to file the registration statement with the Commission no later than 90 days after the closing date, or if the registration statement is not declared effective within 150 days after the closing date (180 days if the registration statement is reviewed by the Commission), we are required to pay to Stillwater, as partial liquidated damages, for each month that the registration statement has not been filed or declared effective, as the case may be, a cash amount equal to 1% of the liquidated value of the Stillwater Note.

The aggregate commissions and expenses payable in connection with the private placement were approximately $590,000, which includes an aggregate of $399,000 in sales commissions. Of this $20,000 was paid by us through the issuance of a $20,000 principal amount of 6% senior secured convertible note, together with warrants to purchase 53,846 shares of our common stock at $0.36 per share, the same terms as the notes’ warrants.

We claim an exemption from the registration requirements of the Securities Act for the private placement of these securities pursuant to Section 4(2) of the Act and/or Regulation D promulgated there under since, among other things, the transaction did not involve a public offering, the investors are accredited investors and/or qualified institutional buyers, the investors had access to information about us and their investment, the investors took the securities for investment and not resale absent a registration statement covering their resale or pursuant to an exemption from registration, and we took appropriate measures to restrict the transfer of the securities.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATED TO OUR FINANCIAL RESULTS

WE HAVE A HISTORY OF LOSSES SINCE OUR INCEPTION AND MAY INCUR LOSSES FOR THE FORESEEABLE FUTURE.

Accumulated losses excluding non-cash transactions as of June 30, 2006 were $74 million and acquisition related non-cash transactions were $102 million, which resulted in an accumulated net loss of $176 million. We have not yet achieved profitability and we can give no assurances that we will achieve profitability within the foreseeable future as we fund operating and capital expenditures in areas such as establishment and expansion of markets, sales and marketing, operating equipment and research and development. We cannot assure investors that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

WE MAY NOT BE ABLE TO EXECUTE OUR BUSINESS PLAN AND MAY NOT GENERATE CASH FROM OPERATIONS

In the event that cash flow from operations is less than anticipated and we are unable to secure additional funding to cover our expenses, in order to preserve cash, we would be required to reduce expenditures and effect reductions in our corporate infrastructure, either of which could have a material adverse effect on our ability to continue our current level of operations. To the extent that operating expenses increase or we need additional funds to make acquisitions, develop new technologies or acquire strategic assets, the need for additional funding may be accelerated and there can be no assurances that any such additional funding can be obtained on terms acceptable to us, if at all. If we were not able to generate sufficient capital, either from operations or through additional debt or equity financing, to fund our current operations, we would be forced to significantly reduce or delay our plans for continued research and development and expansion. This could significantly reduce the value of our securities.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS EXPRESSED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY HINDER OUR ABILITY TO OBTAIN FUTURE FINANCING

Our consolidated financial statements as of June 30, 2006 have been prepared under the assumption that we will continue as a going concern for the year ending December 31, 2006. Our independent registered public accounting firm have issued their report dated March 15, 2006 in connection with the audit of our financial statements as of December 31, 2005 and 2004 and for the three year period ended December 31, 2005, that included an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern without additional capital becoming available. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity or debt financing, attain further operating efficiencies and, ultimately, to achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RISKS RELATED TO MANUFACTURING

THE MANUFACTURE OF OLED-ON-SILICON IS NEW AND OLED MICRODISPLAYS HAVE NOT BEEN PRODUCED IN SIGNIFICANT QUANTITIES.

If we are unable to produce our products in sufficient quantity, we will be unable to maintain and attract new customers. In addition, we cannot assure you that once we commence volume production we will attain yields at high throughput that will result in profitable gross margins or that we will not experience manufacturing problems which could result in delays in delivery of orders or product introductions.

WE ARE DEPENDENT ON A SINGLE MANUFACTURING LINE.

We currently manufacture our products on a single manufacturing line. If we experience any significant disruption in the operation of our manufacturing facility or a serious failure of a critical piece of equipment, we may be unable to supply microdisplays to our customers. For this reason, some OEMs may also be reluctant to commit a broad line of products to our microdisplays without a second production facility in place. However, we try to maintain product inventory to fill the requirements under such circumstances. Interruptions in our manufacturing could be caused by manufacturing equipment problems, the introduction of new equipment into the manufacturing process or delays in the delivery of new manufacturing equipment. Lead-time for delivery of manufacturing equipment can be extensive. No assurance can be given that we will not lose potential sales or be unable to meet production orders due to production interruptions in our manufacturing line. In order to meet the requirements of certain OEMs for multiple manufacturing sites, we will have to expend capital to secure additional sites and may not be able to manage multiple sites successfully.

WE COULD EXPERIENCE MANUFACTURING INTERRUPTIONS, DELAYS, OR INEFFICIENCIES IF WE ARE UNABLE TO TIMELY AND RELIABLY PROCURE COMPONENTS FROM SINGLE-SOURCED SUPPLIERS.

We maintain several single-source supplier relationships, either because alternative sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity, or price considerations. If the supply of a critical single-source material or component is delayed or curtailed, we may not be able to ship the related product in desired quantities and in a timely manner. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could harm operating results.

WE EXPECT TO DEPEND ON SEMICONDUCTOR CONTRACT MANUFACTURERS TO SUPPLY OUR SILICON INTEGRATED CIRCUITS AND OTHER SUPPLIERS OF KEY COMPONENTS, MATERIALS AND SERVICES.

We do not manufacture the silicon integrated circuits on which we incorporate our OLED technology. Instead, we expect to provide the design layouts to semiconductor contract manufacturers who will manufacture the integrated circuits on silicon wafers. We also expect to depend on suppliers of a variety of other components and services, including circuit boards, graphic integrated circuits, passive components, materials and chemicals, and equipment support. Our inability to obtain sufficient quantities of high quality silicon integrated circuits or other necessary components, materials or services on a timely basis could result in manufacturing delays, increased costs and ultimately in reduced or delayed sales or lost orders which could materially and adversely affect our operating results.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

WE RELY ON OUR LICENSE AGREEMENT WITH EASTMAN KODAK FOR THE DEVELOPMENT OF OUR PRODUCTS.

We rely on our license agreement with Eastman Kodak for the development of our products, and the termination of this license, Eastman Kodak's licensing of its OLED technology to others for microdisplay applications, or the sublicensing by Eastman Kodak of our OLED technology to third parties, could have a material adverse impact on our business.

Our principal products under development utilize OLED technology that we license from Eastman Kodak. We rely upon Eastman Kodak to protect and enforce key patents held by Eastman Kodak, relating to OLED display technology. Eastman Kodak's patents expire at various times in the future. Our license with Eastman Kodak could terminate if we fail to perform any material term or covenant under the license agreement. Since our license from Eastman Kodak is non-exclusive, Eastman Kodak could also elect to become a competitor itself or to license OLED technology for microdisplay applications to others who have the potential to compete with us. The occurrence of any of these events could have a material adverse impact on our business.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

We rely on a combination of patents, trade secret protection, licensing agreements and other arrangements to establish and protect our proprietary technologies. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Patents may not be issued for our current patent applications, third parties may challenge, invalidate or circumvent any patent issued to us, unauthorized parties could obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights, rights granted under patents issued to us may not afford us any competitive advantage, others may independently develop similar technology or design around our patents, our technology may be available to licensees of Eastman Kodak, and protection of our intellectual property rights may be limited in certain foreign countries. We may be required to expend significant resources to monitor and police our intellectual property rights. Any future infringement or other claims or prosecutions related to our intellectual property could have a material adverse effect on our business. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Protection of intellectual property has historically been a large yearly expense for eMagin. We have not been in a financial position to properly protect all of our intellectual property, and may not be in a position to properly protect our position or stay ahead of competition in new research and the protecting of the resulting intellectual property.

RISKS RELATED TO THE MICRODISPLAY INDUSTRY

THE COMMERCIAL SUCCESS OF THE MICRODISPLAY INDUSTRY DEPENDS ON THE WIDESPREAD MARKET ACCEPTANCE OF MICRODISPLAY SYSTEMS PRODUCTS.

The market for microdisplays is emerging. Our success will depend on consumer acceptance of microdisplays as well as the success of the commercialization of the microdisplay market. As an OEM supplier, our customer's products must also be well accepted. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our technology in this market. The viewfinder microdisplay market sector is well established with entrenched competitors with whom we must compete.

THE MICRODISPLAY SYSTEMS BUSINESS IS INTENSELY COMPETITIVE.

We do business in intensely competitive markets that are characterized by rapid technological change, changes in market requirements and competition from both other suppliers and our potential OEM customers. Such markets are typically characterized by price erosion. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Our ability to compete successfully will depend on a number of factors, both within and outside our control. We expect these factors to include the following:

•	our success in designing, manufacturing and delivering expected new products, including those implementing new technologies on a timely basis;
•	our ability to address the needs of our customers and the quality of our customer services;
•	the quality, performance, reliability, features, ease of use and pricing of our products;
•	successful expansion of our manufacturing capabilities;
•	our efficiency of production, and ability to manufacture and ship products on time;
•	the rate at which original equipment manufacturing customers incorporate our product solutions into their own products;
•	the market acceptance of our customers' products; and
•	product or technology introductions by our competitors.

Our competitive position could be damaged if one or more potential OEM customers decide to manufacture their own microdisplays, using OLED or alternate technologies. In addition, our customers may be reluctant to rely on a relatively small company such as eMagin for a critical component. We cannot assure you that we will be able to compete successfully against current and future competition, and the failure to do so would have a materially adverse effect upon our business, operating results and financial condition.

THE DISPLAY INDUSTRY IS CYCLICAL.

The display industry is characterized by fabrication facilities that require large capital expenditures and long lead times for supplies and the subsequent processing time, leading to frequent mismatches between supply and demand. The OLED microdisplay sector may experience overcapacity if and when all of the facilities presently in the planning stage come on line leading to a difficult market in which to sell our products.

COMPETING PRODUCTS MAY GET TO MARKET SOONER THAN OURS.

Our competitors are investing substantial resources in the development and manufacture of microdisplay systems using alternative technologies such as reflective liquid crystal displays (LCDs), LCD-on-Silicon ("LCOS") microdisplays, active matrix electroluminescence and scanning image systems, and transmissive active matrix LCDs. Our competitive position could be damaged if one or more of our competitors’ products get to the market sooner than our products. We cannot assure you that our product will get to market ahead of our competitors or that we will be able to compete successfully against current and future competition. The failure to do so would have a materially adverse effect upon our business, operating results and financial condition.

OUR COMPETITORS HAVE MANY ADVANTAGES OVER US.

As the microdisplay market develops, we expect to experience intense competition from numerous domestic and foreign companies including well-established corporations possessing worldwide manufacturing and production facilities, greater name recognition, larger retail bases and significantly greater financial, technical, and marketing resources than us, as well as from emerging companies attempting to obtain a share of the various markets in which our microdisplay products have the potential to compete. We cannot assure you that we will be able to compete successfully against current and future competition, and the failure to do so would have a materially adverse effect upon our business, operating results and financial condition.

OUR PRODUCTS ARE SUBJECT TO LENGTHY OEM DEVELOPMENT PERIODS.

We plan to sell most of our microdisplays to OEMs who will incorporate them into products they sell. OEMs determine during their product development phase whether they will incorporate our products. The time elapsed between initial sampling of our products by OEMs, the custom design of our products to meet specific OEM product requirements, and the ultimate incorporation of our products into OEM consumer products is significant. If our products fail to meet our OEM customers' cost, performance or technical requirements or if unexpected technical challenges arise in the integration of our products into OEM consumer products, our operating results could be significantly and adversely affected. Long delays in achieving customer qualification and incorporation of our products could adversely affect our business.

OUR PRODUCTS WILL LIKELY EXPERIENCE RAPIDLY DECLINING UNIT PRICES.

In the markets in which we expect to compete, prices of established products tend to decline significantly over time. In order to maintain our profit margins over the long term, we believe that we will need to continuously develop product enhancements and new technologies that will either slow price declines of our products or reduce the cost of producing and delivering our products. While we anticipate many opportunities to reduce production costs over time, there can be no assurance that these cost reduction plans will be successful nor is there any assurance that our costs can be reduced as quickly as any reduction in unit prices. We may also attempt to offset the anticipated decrease in our average selling price by introducing new products, increasing our sales volumes or adjusting our product mix. If we fail to do so, our results of operations would be materially and adversely affected.

RISKS RELATED TO OUR BUSINESS

OUR SUCCESS DEPENDS ON ATTRACTING AND RETAINING HIGHLY SKILLED AND QUALIFIED TECHNICAL AND CONSULTING PERSONNEL.

We must hire highly skilled technical personnel as employees and as independent contractors in order to develop our products. The competition for skilled technical employees is intense and we may not be able to retain or recruit such personnel. We must compete with companies that possess greater financial and other resources than we do, and that may be more attractive to potential employees and contractors. To be competitive, we may have to increase the compensation, bonuses, stock options and other fringe benefits offered to employees in order to attract and retain such personnel. The costs of retaining or attracting new personnel may have a materially adverse affect on our business and our operating results. In addition, difficulties in hiring and retaining technical personnel could delay the implementation of our business plan.

OUR SUCCESS DEPENDS IN A LARGE PART ON THE CONTINUING SERVICE OF KEY PERSONNEL.

Changes in management could have an adverse effect on our business. We are dependent upon the active participation of several key management personnel, including Gary W. Jones, our chief executive officer. We will also need to recruit additional management in order to expand according to our business plan. The failure to attract and retain additional management or personnel could have a material adverse effect on our operating results and financial performance.

OUR BUSINESS DEPENDS ON NEW PRODUCTS AND TECHNOLOGIES.

The market for our products is characterized by rapid changes in product, design and manufacturing process technologies. Our success depends to a large extent on our ability to develop and manufacture new products and technologies to match the varying requirements of different customers in order to establish a competitive position and become profitable. Furthermore, we must adopt our products and processes to technological changes and emerging industry standards and practices on a cost-effective and timely basis. Our failure to accomplish any of the above could harm our business and operating results.

WE GENERALLY DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

Our business has primarily operated on the basis of short-term purchase orders. We are now receiving longer term purchase agreements and procurement contracts, but we cannot guarantee that we will continue to do so. Our current purchase agreements can be cancelled or revised without penalty, depending on the circumstances. We plan production on the basis of internally generated forecasts of demand. If we fail to accurately forecast demand for our products, operating results of our business may suffer and the value of your investment in our company may decline.

OUR BUSINESS STRATEGY MAY FAIL IF WE CANNOT CONTINUE TO FORM STRATEGIC RELATIONSHIPS WITH COMPANIES THAT MANUFACTURE AND USE PRODUCTS THAT COULD INCORPORATE OUR OLED-ON-SILICON TECHNOLOGY.

Our prospects will be significantly affected by our ability to develop strategic alliances with OEMs for incorporation of our OLED-on-silicon technology into their products. While we intend to continue to establish strategic relationships with manufacturers of electronic consumer products, personal computers, chipmakers, lens makers, equipment makers, material suppliers and/or systems assemblers, there is no assurance that we will be able to continue to establish and maintain strategic relationships on commercially acceptable terms, or that the alliances we do enter in to will realize their objectives. Failure to do so would have a material adverse effect on our business.

OUR BUSINESS DEPENDS TO SOME EXTENT ON INTERNATIONAL TRANSACTIONS.

We purchase needed materials from companies located abroad and may be adversely affected by political and currency risk, as well as the additional costs of doing business with a foreign entity. Some customers in other countries have longer receivable periods or warranty periods. In addition, many of the OEMs that are the most likely long-term purchasers of our microdisplays are located abroad exposing us to additional political and currency risk. We may find it necessary to locate manufacturing facilities abroad to be closer to our customers which could expose us to various risks, including management of a multi-national organization, the complexities of complying with foreign laws and customs, political instability and the complexities of taxation in multiple jurisdictions.

OUR BUSINESS MAY EXPOSE US TO PRODUCT LIABILITY CLAIMS.

Our business may expose us to potential product liability claims. Although no such claims have been brought against us to date, and to our knowledge no such claim is threatened or likely, we may face liability to product users for damages resulting from the faulty design or manufacture of our products. While we plan to maintain product liability insurance coverage, there can be no assurance that product liability claims will not exceed coverage limits, fall outside the scope of such coverage, or that such insurance will continue to be available at commercially reasonable rates, if at all.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL REGULATIONS AND POSSIBLE LIABILITY ARISING FROM POTENTIAL EMPLOYEE CLAIMS OF EXPOSURE TO HARMFUL SUBSTANCES USED IN THE DEVELOPMENT AND MANUFACTURE OF OUR PRODUCTS.

We are subject to various governmental regulations related to toxic, volatile, experimental and other hazardous chemicals used in our design and manufacturing process. Our failure to comply with these regulations could result in the imposition of fines or in the suspension or cessation of our operations. Compliance with these regulations could require us to acquire costly equipment or to incur other significant expenses. We develop, evaluate and utilize new chemical compounds in the manufacture of our products. While we attempt to ensure that our employees are protected from exposure to hazardous materials, we cannot assure you that potentially harmful exposure will not occur or that we will not be liable to employees as a result.

RISKS RELATED TO OUR CURRENT FINANCING ARRANGEMENT

THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR SECURED CONVERTIBLE NOTES AND WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

As of August 1, 2006, we had 100,522,492 shares of common stock issued and outstanding, senior secured convertible notes outstanding that may be converted into an estimated 23,038,454 shares of common stock and outstanding warrants to purchase 18,049,991 shares of common stock. In addition, as of August 1, 2006, we have outstanding (i) options to purchase 11,715,754 shares and (ii) warrants to purchase 19,354,471 shares of common stock. All of the shares issuable upon conversion of the secured convertible notes and upon exercise of our warrants and options, may be sold without restriction. Sales of significant amounts of common stock in the public market, or the perception that such sales may occur, could materially affect the market price of our common stock. These sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

THE ISSUANCE OF SHARES UPON CONVERSION OF THE SECURED CONVERTIBLE NOTES AND EXERCISE OF OUTSTANDING WARRANTS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.

The issuance of shares upon conversion of the secured convertible notes and exercise of warrants may result in substantial dilution to the interests of other stockholders. Although certain of the selling stockholders may not convert their secured convertible notes and/or exercise their warrants if such conversion or exercise would cause such stockholder to own more than 9.99% of our outstanding common stock, this restriction does not prevent each of such selling stockholders from converting and/or exercising and selling some of its holdings and then converting the rest of its holdings. In this way, such selling stockholders could sell more than this limit while never holding more than this limit.

IF WE ARE REQUIRED FOR ANY REASON TO REPAY OUR OUTSTANDING SECURED CONVERTIBLE NOTES, WE WOULD BE REQUIRED TO DEPLETE OUR WORKING CAPITAL, IF AVAILABLE, OR RAISE ADDITIONAL FUNDS. OUR FAILURE TO REPAY THE SECURED CONVERTIBLE NOTES, IF REQUIRED, COULD RESULT IN LEGAL ACTION AGAINST US, WHICH COULD REQUIRE THE SALE OF SUBSTANTIAL ASSETS.

In July 2006, we entered into Note Purchase Agreements for the sale of an aggregate of $5,970,000 principal amount of secured convertible notes. 50% of the aggregate principle amount of each secured convertible note matures 1 year after the date of issuance and the remaining 50% matures 18 months after the date of issuance, unless sooner converted into shares of our common stock. In addition, the secured convertible notes pay 6% interest per annum. Any event of default such as our failure to repay the principal or interest when due, our failure to issue shares of common stock upon conversion by the holder, our failure to timely file a registration statement or have such registration statement declared effective, breach of any covenant, representation or warranty in the Note Purchase Agreements or related convertible note, the assignment or appointment of a receiver to control a substantial part of our property or business, the commencement of a bankruptcy, insolvency, reorganization or liquidation proceeding against our company and the delisting of our common stock could require the early repayment of the secured convertible notes, including a default interest rate of 12% on the outstanding principal balance of the notes if the default is not cured within the specified grace period. We anticipate that the full amount of the secured convertible notes will be converted into shares of our common stock, in accordance with the terms of the secured convertible notes. If we were required to repay the secured convertible notes, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the notes when required, the note holders could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operations.

IF AN EVENT OF DEFAULT OCCURS UNDER THE NOTE PURCHASE AGREEMENTS, SECURED CONVERTIBLE NOTES, WARRANTS, SECURITY AGREEMENT OR PATENT AND TRADEMARK SECURITY AGREEMENT, THE INVESTORS COULD TAKE POSSESSION OF ALL OUR GOODS, INVENTORY, CONTRACTUAL RIGHTS AND GENERAL INTANGIBLES, RECEIVABLES, DOCUMENTS, INSTRUMENTS, CHATTEL PAPER, AND INTELLECTUAL PROPERTY.

In connection with the Note Purchase Agreements we entered into in July 2006, we executed a Security Agreement, a Patent and Trademark Security Agreement and a Lockbox Agreement, each in favor of the investors granting them a first priority security interest in all of our goods, inventory, contractual rights and general intangibles, receivables, documents, instruments, chattel paper, and intellectual property. The Security Agreement, Patent and Trademark Security Agreement and Lockbox Agreement state that if an event of default occurs under the Note Purchase Agreements, Secured Convertible Notes, Warrants, Security Agreement, Patent and Trademark Security Agreement or Lockbox Agreement, the investors have the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under these agreements.

RISKS RELATED TO OUR STOCK

WE HAVE A STAGGERED BOARD OF DIRECTORS AND OTHER ANTI-TAKEOVER PROVISIONS, WHICH COULD INHIBIT POTENTIAL INVESTORS OR DELAY OR PREVENT A CHANGE OF CONTROL THAT MAY FAVOR YOU.

Our Board of Directors is divided into three classes and our Board members are elected for terms that are staggered. This could discourage the efforts by others to obtain control of the company. Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control. In particular, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock (less any outstanding shares of preferred stock) with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock.

FORWARD-LOOKING STATEMENTS

We and our representatives may from time to time make written or oral statements that are "forward-looking," including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "projects," "forecasts," "may," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. Proceeds, if any, received on the exercise of currently outstanding warrants will be use for general working capital purposes.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. If the warrants are exercised by the payment of cash, however, we will receive proceeds from the exercise of the warrants. However, the warrants have a cashless exercise provision that allows the holder in certain circumstances to receive a reduced number of shares of our common stock, without paying the exercise price in cash. To the extent any of the warrants are exercised in this manner, we will not receive any additional proceeds from such exercise.

The following table also sets forth, as of the date of this prospectus, the name of each selling stockholder for whom we are registering shares of common stock for the future resale to the public pursuant to this prospectus, the number of shares of common stock beneficially owned by each selling stockholder, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each selling stockholder will own after the offering, assuming they sell all of the shares offered.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name	Number**	Percent(1)	Total Shares Registered in this Prospectus	Number	Percent

Alexandra Global Master Fund Ltd. (2)	10,753,136	9.9%(17)	19,615,383	5,818,180	4.1%

Rainbow Gate Corporation (3)	8,048,212	5.47%	4,576,922	3,471,290	2.4%

Ginola Limited (4)	8,835,799	6.00%	5,230,769	3,605,030	2.5%

David Gottfried (5)	3,426,714	2.38%(17)	1,634,614	1,792,100	1.3%

Iroquois Master Fund Ltd. (6)	1,307,691	*(17)	1,307,691	- 0 -	0.0%

Nite Capital, LP (7)	1,580,418	1.10%(17)	1,307,691	272,727	*

HU Investments, LLC (8)	4,438,645	3.09%(17)	1,307,691	3,130,954	2.2%

Navacorp III, LLC (9)	1,815,348	1.27%(17)	1,307,691	507,657	*

BTG Investments, LLC (10)	1,307,691	*(17)	1,307,691	- 0 -	0.0%

David Kincade (11)	1,153,845	*(17)	653,845	500,000	*

Thomas Wales (12)	1,284,921	*(17)	326,921	958,000	1.0%

John Atherly (13)	564,575	*(17)	261,538	303,037	*

Olivier Prache (14)	434,467	*(17)	196,152	238,315	*

Stillwater LLC (15)	10,347,655	7.17%	1,923,077	8,424,579	5.91%

Roth Capital Partners, LLC (16)	130,769	*(17)	130,769	- 0 -	0.0%

	54,718,945	36.38%	41,088,445	23,203,689	15.3%

* Less than 1%

**The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of our senior secured convertible notes and the exercise of the warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933, as amended. In addition, certain of the selling stockholders have contractually agreed to restrict their ability to convert their senior secured convertible notes and exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by such selling stockholder in the aggregate and its affiliates after such conversion or exercise does not exceed 9.9% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for certain of the selling stockholders exceeds the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of the notes and warrants (see footnote (17) below). In that regard, the beneficial ownership of the common stock by the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1) Based upon 100,522,492 shares of common stock issued and outstanding as of August 1, 2006 and assumes the increase in the number of shares outstanding by reason of the conversion of notes or exercise of warrants pursuant to which the shares of common stock listed in this table may have been issued.

(2) Represents (i) 3,636,636 shares of common stock and 2,181,817 shares underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 11,538,461 shares of common stock underlying a 6% senior secured convertible note and (iii) 8,076,922 shares of common stock issuable upon exercise of a common stock purchase warrant. Alexandra Investment Management, LLC, a Delaware limited liability company (“AIM”), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands international business company (“Alexandra”). By reason of such relationship, AIM may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra. AIM disclaims beneficial ownership of such shares of common stock. Mr. Mikhail A. Filimonov is a managing member and the Chairman, Chief Executive Officer and Chief Investment Officer of AIM. By reason of such relationship, Filimonov may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra. Filimonov disclaims beneficial ownership of such shares of common stock. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(3) Represents (i) 2,628,417 shares of common stock and 842,873 shares underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 2,692,307 shares of common stock underlying a 6% senior secured convertible note and (iii) 1,884,615 shares of common stock issuable upon exercise of a common stock purchase warrant. In accordance with rule 13d-3 under the securities exchange act of 1934, Dr. Mortimer D. Sackler, the sole shareholder of the selling stockholder, may be deemed a control person, with voting and investment control, of the shares owned by the selling stockholder. Mortimer D.A. Sackler is the investment manager of Rainbow Gate and is the Sole Member, Manager and President of Stillwater LLC. Mortimer D.A. Sackler and Stillwater LLC disclaim beneficial ownership of the shares owned by Rainbow Gate. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(4) Represents (i) 3,141,088 shares of common stock and 463,942 shares underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 3,076,923 shares of common stock underlying a 6% senior secured convertible note and (iii) 2,153,846 shares of common stock issuable upon exercise of a common stock purchase warrant. In accordance with rule 13d-3 under the securities exchange act of 1934, Jonathan G. White, Steven A. Meiklejohn and Joerg Fischer, each a Director of the selling stockholder, and Dr. Mortimer D. Sackler, the sole shareholder of the selling stockholder, may be deemed control persons, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(5) Represents (i) 1,342,100 shares of common stock and 450,000 shares underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 961,538 shares of common stock underlying a 6% senior secured convertible note and (iii) 673,076 shares of common stock issuable upon exercise of a common stock purchase warrant. The selling stockholder has notified us that he is not a broker-dealer and/or affiliated with broker-dealers.

(6) Represents (i) 769,230 shares of common stock underlying a 6% senior secured convertible note and (ii) 538,461 shares of common stock issuable upon exercise of a common stock purchase warrant. In accordance with rule 13d-3 under the securities exchange act of 1934, Joshua Silverman may be deemed a control person, with voting and investment control, of the shares owned by such entity. Mr. Silverman disclaims beneficial ownership over the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(7) Represents (i) 272,727 shares underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 769,230 shares of common stock underlying a 6% senior secured convertible note and (iii) 538,461 shares of common stock issuable upon exercise of a common stock purchase warrant. In accordance with rule 13d-3 under the securities exchange act of 1934, Keith Goodman, the manager of the general partner of the selling stockholder, may be deemed a control person, with voting and investment control, of the shares owned by such entity. Keith Goodman disclaims beneficial ownership of the shares owned by the selling stockholder. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(8) Represents (i) 2,476,409 shares of common stock and 654,545 shares underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus (ii) 769,230 shares of common stock underlying a 6% senior secured convertible note and (iii) 538,461 shares of common stock issuable upon exercise of a common stock purchase warrant. In accordance with rule 13d-3 under the securities exchange act of 1934, Hank Uberoi may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(9) Represents (i) 507,657 shares of common stock underlying warrants owned by the managing member of the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 769,230 shares of common stock underlying a 6% senior secured convertible note and (iii) 538,461 shares of common stock issuable upon exercise of a common stock purchase warrant. In accordance with rule 13d-3 under the securities exchange act of 1934, Paul Cronson may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are an affiliate of one or more broker-dealers. The broker-dealer that is an affiliate of Navacorp III, LLC was not involved in the purchase of the shares of the notes or warrants, and will not be involved in the sale of the shares being registered in this prospectus.

(10) Represents (i) 769,230 shares of common stock underlying a 6% senior secured convertible note and (ii) 538,461 shares of common stock issuable upon exercise of a common stock purchase warrant. In accordance with rule 13d-3 under the securities exchange act of 1934, Biron Roth and Gordon Roth may be deemed control persons, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(11) Represents (i) 500,000 shares of common stock underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 384,615 shares of common stock underlying a 6% senior secured convertible note and (iii) 269,230 shares of common stock issuable upon exercise of a common stock purchase warrant. The selling stockholder has notified us that he is not a broker-dealer and/or affiliated with broker-dealers.

(12) Represents (i) 618,000 shares of common stock and 340,000 shares underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 192,307 shares of common stock underlying a 6% senior secured convertible note and (iii) 134,614 shares of common stock issuable upon exercise of a common stock purchase warrant. The selling stockholder has notified us that he is not a broker-dealer and/or affiliated with broker-dealers.

(13) Represents (i) 303,037 shares of common stock owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 153,846 shares of common stock underlying a 6% senior secured convertible note and (iii) 107,692 shares of common stock issuable upon exercise of a common stock purchase warrant. The selling stockholder has notified us that he is not a broker-dealer and/or affiliated with broker-dealers.

(14) Represents (i) 1,000 shares of common stock and 237,315 shares underlying options owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, (ii) 115,384 shares of common stock underlying a 6% senior secured convertible note and (iii) 80,768 shares of common stock issuable upon exercise of a common stock purchase warrant. The selling stockholder has notified us that he is not a broker-dealer and/or affiliated with broker-dealers.

(15) Represents (i) 7,606,819 shares of common stock and 817,760 shares underlying warrants owned by the selling stockholder prior to the July 2006 private placement which are not being registered in this prospectus, and (ii) 1,923,077 shares of our common stock issuable upon exercise of a common stock purchase warrant at a price equal to $.26 per share. In accordance with rule 13d-3 under the securities exchange act of 1934, Mortimer D.A. Sackler, the Sole Member, Manager and President, may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(16) Represents (i) 76,923 shares of common stock underlying a 6% senior secured convertible note and (ii) 53,846 shares of common stock issuable upon exercise of a common stock purchase warrant. In accordance with rule 13d-3 under the securities exchange act of 1934, Byron C. Roth, Chief Executive Officer and Gordon J. Roth, Chief Financial Officer, may be deemed control persons, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are a broker-dealer and were involved in the sale of the shares being registered in this prospectus.

(17) This selling stockholder has contractually agreed not to convert notes or exercise warrants to the extent such conversion or exercise would cause this selling stockholder together with its affiliates, to have acquired a number of shares of common stock which would exceed 9.9% of the then-outstanding common stock, other than by virtue of the ownership of securities or rights to acquire securities that have limitations on the holders’ right to convert, exercise or purchase similar to the limitation set forth in the notes and warrants.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	a combination of any such methods of sale.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations there under, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES BEING REGISTERED

COMMON STOCK

We are authorized to issue up to 200,000,000 shares of common stock, par value $.001. As of August 1, 2006, there were 100,522,492 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

We have engaged Continental Stock Transfer & Trust Company of New York, as independent transfer agent and registrar.

PREFERRED STOCK

We are authorized to issued up to 10,000,000 shares of preferred stock. The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors. The board of directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

6% SENIOR SECURED CONVERTIBLE NOTES

On July 21, 2006, we entered into several Note Purchase Agreements to sell to certain qualified institutional buyers and accredited investors up to $5,970,000 in principal amount 6% Senior Secured Convertible Notes Due 2007-2008. 50% of the aggregate principle amount of each Note matures 1 year after the date of issuance and the remaining 50% matures 18 months after the date of issuance. The Notes pay 6% interest quarterly, commencing on September 1, 2006, and are convertible into shares of common stock at a conversion price equal to $0.26 per share. In addition, we have the right to redeem all of the outstanding principal and accrued and unpaid interest due under the Notes upon certain conditions, including, but not limited to, that no event of default has occurred or is continuing and that there is an effective registration statement registering the shares underlying the Notes. In addition, $20,000 of commissions payable in connection with the private placement were paid by us through the issuance of a $20,000 principal amount of 6% senior secured convertible note, together with warrants to purchase 53,846 shares of our common stock.

WARRANTS

On July 21, 2006, in connection with the Purchase Agreements, we sold and issued to the investors warrants to purchase 16,073,067 shares of our common stock. The Warrants are exercisable into shares of our common stock until July 21, 2011 at an exercise price of $0.36 per share. In addition, on July 21, 2006 we issued a warrant to purchase 1,923,077 shares of our common stock at a price equal to $.26 per share to Stillwater LLC as further described in this prospectus under the heading “July 2006 Note Purchase Agreements”. The investors may exercise the Warrants on a cashless basis beginning one year after the date of issuance if the shares of common stock underlying the Warrants are not then registered pursuant to an effective registration statement or if an event of default, as defined in the Notes, has occurred and is continuing.

This prospectus covers the resale by the investors of the above-referenced common stock underlying the secured convertible notes and common stock underlying the warrants.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.  In the past, a member of Sichenzia Ross Friedman Ference LLP, Richard Friedman, has received shares of common stock from us as consideration for legal services performed on our behalf. We are not registering any shares of common stock in this prospectus on behalf of Sichenzia Ross Friedman Ference LLP or Richard Friedman.

EXPERTS

Eisner LLP, Independent Registered Public Accountants, have audited, as set forth in their report thereon incorporated by reference herein, our financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005,  which included an explanatory paragraph expressing substantial doubt in our ability to continue as a going concern. The financial statements referred to above are incorporated by reference in this prospectus with reliance upon the auditors' opinion based on their expertise in accounting and auditing.